Fay Matsukage
8480 E. Orchard Road, Ste. 2000, Greenwood Village, CO 80111
Phone: 720.306.1001 — E-Mail: fay@doidalaw.com — Web: www.doidalaw.com

December 13, 2017

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission

Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Gas & Technology Limited Partnership
Amendment No. 1 to
Offering Statement on Form 1-A
Filed October 30, 2017
File No. 024-10676

Dear Ms. Ransom:

On behalf of American Gas & Technology Limited Partnership (the “Company”) Amendment No. 2 to the offering statement on Form 1-A is being filed.

The comments of the Staff in its letter dated November 8, 2017, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

Part II

Use of Proceeds, page 19

1.
We note that the estimated offering expenses under the 75% offering scenario appear to include only the 10% commission you expect to pay on the sale of your units.  Please revise to also include the $53,000 of other offering expenses or tell us why you believe no such revision is required.

Response:  Complied.  The amount of estimated offering expenses under the 75% offering scenario on page 19 has been corrected to reflect $2,678,000.  The amount of estimated net proceeds under the 75% offering scenario is correct.

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
December 13, 2017

Third Party Validation

Products, page 22

2.
We note your disclosure that you have three primary target audiences, and your disclosure elsewhere that our business plan envisions three main revenue streams. Please disclose whether you have identified any customers and provide, if known, in which “revenue stream” your identified customers will participate.  In this regard, we note that your Plan of Operations includes funding allocated for production of “initial stations,” but you do not indicate whether production will commence prior to your identifying customers, or how you will determine which station size to produce.

Response:  Complied.  The Company has clarified on page 23 that while it has three primary target audiences, it is focusing primarily on fleet vehicle operators.  Also, there is additional disclosure about management’s estimates with regard to the revenue streams on page 24.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 26

3.	We note your response to comment 11 and your revised disclosure on pages 26-27 and have the following comments:

•
Your revised disclosures are not entirely consistent with your disclosures under “Use of Proceeds” for each of the offering scenarios.  Please revise as appropriate or tell us why you believe no revisions are required.

•
Expand your disclosure to provide a more detailed description of the activities you expect to conduct under each of the offering scenarios.  Your disclosure should enable investors to view your plans through the eyes of management.  As an example only, describe in reasonable detail the number of fueling stations you anticipate building, the number of engine conversions you expect to complete and the nature of production engineering and research and development activities you anticipate conducting under each offering scenario.

Response:  The table in “Use of Proceeds” has been revised to be consistent with the Plan of Operations discussion.  See page 19.

Due to the Company’s current stage of development – i.e., pre-revenue – it is difficult to predict the response from the Company’s anticipated users of LNG with greater specificity.

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
December 13, 2017

Financial Statements

Financial Statements for the Year Ended December 31, 2016 and the Period Ended December 31, 2015

Statements of Cash Flows, page 49

4.
We note your response to comment 13.  It still appears that your statements of cash flows reflect non-cash transactions within investing and financing activities.  In particular, you disclose on page F-8 that fixed assets were contributed by your founder and on page F-10 that your founder contributed capital of $296,901 in the form of certain other assets.  Non-cash transactions should not be included in your statements of cash flows as cash receipts or cash payment but should be disclosed either in narrative form or summarized in a schedule.  Please revise your statements of cash flows in line with this guidance or advise us in detail why you believe no such revision is required.  Please refer to ASC 230-10-50-3 through 50-6 and ASC 230-10-55-1 and 5-15.

Response:  Complied.  The statement of cash flows for the year ended December 31, 2016 has been corrected.  See page F-6.

Financial Statements for the Six Months Ended June 30, 2017 and 2016

Statements of Cash Flows for the Six Months Ended June 30, 2017 and 2016 (Unaudited), page F-15

5.
We note that the financing activities section of your statement of cash flows for the six months ended June 30, 2016 includes $264,864 of cash from the sale of units and unitholder distributions of $86,000 which appear to relate to the six month period ended June 30, 2017.  In addition, your statement of cash flows for the six months ended June 30, 2016 is not mathematically correct.  Please revise your statement of cash flows as necessary.

Response:  Complied.  The statement of cash flows for the six months ended June 30, 2016 has been corrected.  See page F-15.

Notes to Financial Statements June 30, 2017 (Unaudited), page F-16

6.
We note from the header and the information presented in the notes that it appears you have provided footnote disclosures for only the six months ended June 30, 2017.  Please revise to also provide footnotes for your interim financial statements for the six months ended June 30, 2016 or advise us why you believe no such revision is required.

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
December 13, 2017

Response:  Complied.  The Notes to Financial Statements for June 30, 2017 have been revised to provide information for the six months ended June 30, 2016.

Note 7: Subsequent Events, page F-17

7.	We note that on July 21, 2017 you entered into a convertible promissory note with Ospraie Partners LLC. Please disclose the composition of the units into which this promissory note is convertible.

Response:  Complied.  See the revised disclosure in Note 7 – Subsequent Events on page F-17 which discloses that the note with Ospraie Partners is convertible into common units.

8.
We note your response to comment 16 and your revised disclosure.  Please expand your disclosure to provide the amounts and terms of the mortgages assumed in connection with the September 2017 transfer of Tate Investment Properties, LLC to you.

Response:  Complied.  See the revised disclosure in Note 7 – Subsequent Events on page F-17 which contains the details concerning the assumed mortgages.

9.
Please tell us whether Tate Investment Properties, LLC is a business, as defined in ASC 805-10-20, and tell us how you plan to account for this transaction.  Also tell us, by reference to paragraph (c) in Part F/S of Form 1-A and Rule 8-04 of Regulation S-X, how you considered whether historical financial statements and pro forma financial information related to this transaction are required.

Response:   The Company asserts that Tate Investment Properties, LLC (“TIP”) is not a “business” as contemplated for the purposes of Rules 8-04 and 8-05 of Regulation S-X, which require the Company to provide historical audited financial statements of TIP and pro forma financial information related to the acquisition.  Management of the Company does not believe that “there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.”

TIP was formed in Oregon on October 31, 2013, originally under the name “HS Fink LLC” for the purpose of owning a property in Dallas, Oregon, consisting of a 31,000 square-foot office building and a 101,000 square-foot manufacturing facility, located on 8.8 acres (the “Dallas Property”).  The name was changed to TIP in September 2015 when Raymon Tate bought out his partner in TIP, Harvey S. Fink.  TIP has never had any business activities or operations, other than the ownership of the Dallas Property.  TIP’s only income has been the rental income received pursuant to a triple-net lease entered into with the Company on July 1, 2017, in an amount equal to the sum of the monthly debt payments on loans secured by the Dallas Property.  TIP has had no other tenants in the Dallas Property.

Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
Securities and Exchange Commission
December 13, 2017

The Company acquired TIP in exchange for the Company assuming all of the mortgage payments on the Dallas Property.  It should be noted that Raymon Tate was the sole owner of TIP at the time of its acquisition by the Company.  Mr. Tate is also the sole owner of the general partner of the Company and the owner of 69% of the Company’s outstanding limited partnership units.  Accordingly, the Company will be required to reflect the Dallas Property at TIP’s historical cost.

Under these circumstances, the Company asserts that disclosure of prior financial information of TIP is not material to an understanding of future operations and respectfully requests that the Commission provide a waiver of the requirements of Rules 8-04 and 8-05 of Regulation S-X to provide historical financial statements and pro forma financial information with respect to TIP.

Exhibit 1A-11a

10.	It appears that your independent auditor has changed. Please file as an exhibit the letter required by Part III Item 17.9. of Form 1-A.

Response:  Complied.  See Exhibit 9a.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosure

Cc:	American Gas & Technology LP
BF Borgers CPA PC